SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 9)

NATHAN’S FAMOUS, INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

632347100

(CUSIP Number)

Nancy D. Lieberman
Farrell Fritz, P.C.
1320 RexCorp Plaza
Uniondale, New York 11556
(516) 227-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 9.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 pages)

SCHEDULE 13D

CUSIP No.     632347100   Page 2 of 5 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Howard M. Lorber
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 886,600
	8	Shared Voting Power 0
	9	Sole Dispositive Power 876,600
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 961,600
12	Check Box if the Aggregate Amount in Row (11) excludes Certain Shares (see instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 15.1%
14	Type of Reporting Person* (see instructions) IN

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Item 1. Security and Issuer.

The undersigned hereby amends the Schedule 13D filing dated January 27, 1997 (the “Initial Filing”) as amended on each of July 8, 1999, July 23, 1999, June 21, 2000, February 3, 2005, March 11, 2005, August 28, 2006, March 6,2007 and July 6, 2007 (collectively, together with the Initial Filing, the “Schedule 13D”)with regard to the shares of Common Stock, par value $.01 per share (the “Shares”), of Nathan’s Famous, Inc. (the “Issuer”), a corporation organized under the laws of the State of Delaware, with its principal executive offices located at 1400 Old Country Road, Westbury, NY 11590. Unless otherwise indicated, capitalized terms contained herein shall have the meanings set forth in the Initial Filing.

The primary purpose of amending the Schedule 13D is to reflect the acquisition by the undersigned of additional Shares upon his exercise of previously granted options to purchase 40,000 Shares (the “Options”).

This statement hereby amends the Items identified below or the particular paragraphs of such Items which are identified below.

Item 2. Identity and Background.

The first paragraph of Item 2 is hereby amended and restated as follows:

The person filing this statement is Howard M. Lorber, a United States citizen. Mr. Lorber's business address is 712 Fifth Avenue, 52nd Floor, New York, NY 10019. Mr. Lorber's principal occupation is Chief Executive Officer of Vector Group Ltd., a holding company, since January 2006. Mr. Lorber has been Vice Chairman of the Board of Ladenburg Thalmann Financial Services, Inc., an investment banking and brokerage firm, since July 2006. Mr. Lorber has also been Executive Chairman of the Board of the Issuer since 2007, was Chairman of the Board from 1990 through December 2006 and has been a director since 1987.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

The aggregate purchase price for the 40,000 Shares of Common Stock purchased by Mr. Lorber on March 19, 2008 upon his exercise of the Options was $157,500. The exercise price for the Options was paid by Mr. Lorber with his personal funds.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 19, 2008, Mr. Lorber exercised the Options, which were previously granted to him under the Issuer’s 1992 Stock Option Plan and which were scheduled to expire on April 5, 2008, and acquired an aggregate 40,000 Shares.

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Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

Item 5 (a) is hereby amended and restated as follows:

As of the close of business on March 19, 2008, Mr. Lorber beneficially owns 961,600 Shares, representing 15.1% of the issued and outstanding Shares, which includes (a) all of the 50,000 restricted shares owned by him, (b) options and warrants exercisable within 60 days to purchase an aggregate 255,000 Shares and (c) 75,000 Shares owned by the Howard M. Lorber Irrevocable Trust (“Trust”), as to which Mr. Lorber disclaims beneficial ownership. The foregoing does not include options to purchase 20,000 Shares that are not exercisable within the next 60 days.

Item 5(b) is hereby amended and restated as follows:

Mr. Lorber has sole power to dispose or direct the disposition of 876,600 Shares beneficially owned directly by him, which amount does not include 10,000 restricted Shares beneficially owned by him the rights to which have not yet vested and the 75,000 shares owned by the Trust. Mr. Lorber has sole power to vote or direct the vote of 886,600 Shares beneficially owned directly by him, including the 50,000 restricted Shares owned by him, but excluding 75,000 shares beneficially owned by the Trust.

Item 5(c ) is hereby amended to add the following:

Since January 19, 2008, Mr. Lorber acquired 40,000 Shares from the Issuer upon the exercise of the Options, for which he delivered cash of $3.9375 per Share, or an aggregate $157,500, in payment of the exercise price of the Options.

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Signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

March 27, 2008

Date

/s/ Howard M. Lorber

Signature

Howard M. Lorber

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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